TRIARC DEERFIELD INVESTMENT CORPORATION
                                 280 Park Avenue
                            New York, New York 10017


                                November 4, 2004


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549

Attention:  Mary A. Cole

Re:   Triarc Deerfield Investment Corporation
      Registration Statement on Form N-2 (File No. 333-114601)
      Form RW - Registration Withdrawal Request

Dear Ms. Cole:

      Triarc Deerfield Investment Corporation, a Maryland corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form N-2 (File No. 333-114601), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was initially filed with the Commission on April 19, 2004, and was amended on June 21, 2004 and July 12, 2004.

      The Registrant is requesting the withdrawal of the Registration Statement based on a decision by the Registrant to no longer pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant's securities were sold pursuant to the Registration Statement. The Registrant is evaluating all of its options and may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

      Accordingly, the Registrant hereby respectfully requests that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use in accordance with Rule 457(p) of the Act.

      Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (773) 380-1601 and via mail at Triarc Deerfield Investment Corporation, 280 Park Avenue, New York, New York 10017 and to Paul D. Ginsberg, via facsimile at (212) 492-0131 and via mail at Paul, Weiss, Rifkind, Wharton & Garrison, LLP, 1285 Avenue of the Americas, New York, New York 10019-6064.

      Please direct any questions regarding this filing to our counsel, Paul Ginsberg or Raphael Russo of Paul, Weiss, Rifkind, Wharton & Garrison, LLP at
(212) 373-3000.

                                Very truly yours,

                                TRIARC DEERFIELD INVESTMENT  CORPORATION


                                By: FREDERICK L. WHITE
                                    -------------------------------------------
                                    Frederick L. White
                                    Chief Compliance Officer and Secretary



cc:   Brian L. Schorr (Triarc Companies, Inc.)
      Paul D. Ginsberg (Paul, Weiss, Rifkind, Wharton & Garrison, LLP) Steven D. Howard (Paul, Weiss, Rifkind, Wharton & Garrison, LLP) Raphael M. Russo (Paul, Weiss, Rifkind, Wharton & Garrison, LLP) Thomas J. Friedman (Shearman & Sterling, LLP)
      Craig S. Tyle (Shearman & Sterling, LLP)